May 21, 2009

Kevin W. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009

Dear Mr. Vaughn:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 18, 2009 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2008.

The Company’s responses to the comment letter are noted below. The response is preceded by the Staff’s comment.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 31, 2008 Form 10-K

Note 3. Securities, page 99

1. Comment: We note your response to comment one and proposed revised disclosure in future filings in your letter dated April 30, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of

Kevin W. Vaughn
United States Securities and Exchange Commission
May 21, 2009
Page - 2 -

Regulation S-K. Therefore, for each security downgraded to below investment grade by a rating agency in which impairment is not determined to be other than temporary, please revise future filings starting with your June 30, 2009 Form 10-Q to disclose the information included in Summary Analysis Supporting Conclusions section of your response.

Response: To the extent appropriate in future filings, we will include the information contained in our prior response under the heading Summary Analysis Supporting Conclusions for securities with significant unrealized losses that have been downgraded below investment grade by a ratings agency in which impairment was determined not to be other than temporary.

If you have any questions or need additional information, you may contact me at 336-733-3009 or Michael L. Nichols, Sr. Vice President and External Shareholder Reporting Manager, at 336-733-3079. Thank you.

Sincerely,

/S/ Edward D. Vest

Edward D. Vest
Executive Vice President and
Corporate Controller
(Principal Accounting Officer)

cc:	Daryl N. Bible, Chief Financial Officer, BB&T Corporation